

August 18, 2011

Mr. Andrew J. Kandalepas
President and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumburg, Illinois 60173

> **Re: Wellness Center USA, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2 filed August 11, 2011**
> **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your amendment filed July 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Dilution, page 14

1. We note your response to comment 7 and reissue the comment. It appears you are using the terms "existing shareholders" and "purchasers" interchangeably. As previously requested, please revise the discussion to indicate the amount of immediate dilution the purchasers will experience between the $0.25 per share initial offering price and the net tangible book value per share. See Item 506 of Regulation S-K.

Description of Business, page 21

2. We note the statement that your "product line shall consist of high quality Amino acid supplements which will be significantly different than most vitamins and supplements sold by other providers." Please provide the basis for this statement. In this regard, we note your source for these supplements may also supply your potential competitors. We

also note the discussion under "Our Products" on page 24 which appears to indicate that the Protein Factory is a non-exclusive manufacturer of the Ajinomoto brand which is widely used.

3. We note your response to comment 10. Please expand the discussion to clarify whether the step-by-step process for customer product or supplement selection was developed by the Protein Factory.

4. We note that following your Beta testing you will "become an official Protein Factory distributor or private label partner." Please expand the discussion to explain the differences between the distributor and private label partner status and how such designation differs from the affiliate program described at www.proteinfactory.com.

5. Please describe the material terms of the agreement with Protein Factory and file the agreement with Protein Factory as an exhibit or provide us with an analysis supporting your determination that the agreement(s) are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we also note your response to comment13 and the fact that Beta testing has started. If you have not yet entered into an agreement with Protein Factory, please describe the standard terms of such an agreement, and tell us when you intend to file a copy of the executed agreement, if any. In addition, please consider adding a risk factor concerning your dependence on the relationship with Protein Factory or a similar provider.

6. We note your response to comment 9 and your statement that you have made no marketing effort to expose your website although the website is accessible. We also note the statement that "Beta testing is a pre-release trial phase conducted with outside the company clients who are willing to provide assistance in troubleshooting a product or process…." Please expand the discussion to describe how you obtain these "outside the company clients" and whether sales are actually made, orders are actually processed, and products are actually shipped. Please update the discussion to indicate the number of individual orders that have been processed as of the most recent practicable date.

7. Please expand the discussion to describe the nature and extent of your initial marketing campaign. For example, how do you intend to promote and advertise you business? How will your current resources affect the extent and duration of your promotion efforts? In this regard, we note the apparent circular position that the pace and size of the campaign will depend on available funding and product acceptance, your limited financial resources, and the inability to determine market acceptance absent marketing efforts.

Amino acid – Vitamin Supplement Market (incl. Sports Sector), page 23

8. Please expand the discussion to define the term "free form amino acid" and to explain which type of amino acid you propose to sell on your website.

9. Please provide us with a copy of publication(s) supporting the statements and charts reflected in this section. We may have additional comments.

10. Please revise the presentation in the third paragraph of this section to clarify what you intend to highlight and eliminate the contradictory statements. For example, you refer to 4.7 billion, but you have not indicated to what the number refers, e.g. people, sales, etc. In addition, the first sentence indicates the Japanese market is the largest followed by the US and EU whereas the second sentence refers to the US as the largest consumer representing two-thirds of the world market.

11. Please revise and clarify the discussion to distinguish between the size of the overall sports market and the size of the market for amino acid on which your initial marketing and sales efforts are focused.

12. The introduction to the chart at the bottom of page 23 states "Growth rates and breakdown within Amino Acids and neighborhood products." We note the chart refers to the supplement categories of vitamins and sports nutrition but does not contain the term "amino acids." Accordingly, please revise the discussion to clarify how the chart depicts a breakdown with respect to amino acids. In addition, please define the terms "neighborhood products" and "CAGR."

13. The chart at the bottom of page 23 appears to present the same information twice. Please advise or revise.

14. It is difficult to read and understand the chart at the top of page 24. Please revise the presentation to improve the legibility of the headings. For example, does the chart reflect percentage of total worldwide amino acid sales attributable to each country or does it reflect total dollar amount of sales for each country. In addition, if the data pertains to sales totals presented in millions of dollars, the presentation should reflect this fact.

Our Products, page 24

15. We note your response to comment 17 and reissue the comment. As previously requested, please provide us with the source materials for the statements you have made concerning the products you propose to sell. In this regard, we also note your response states the statements you "have made with respect to each of the listed products are strictly based on published information" and that you have not provided any attribution for the statements made.

16. Your response to comment 17 states that "we represent that we do not have sufficient knowledge to form our own judgment or characterization regarding product or marketing attributes for any of the five listed products." Please reconcile this statement with the statement on your website under the heading "the Amino Philosophy" in which you state "therefore we insist on using only 100% of the finest ingredients in all our bulk supplies

and sports nutrition products, with independently conducted tests and verified Certificates of Analysis available for you to see on the majority of our products; we are totally committed to bringing you the very best supplements available from round the world today." In addition, please consider revising your discussion to attribute the source of the statements and to identify or eliminate unsubstantiated claims of product efficacy.

Capital Sources, page 32

17. We note your response to comment 20 and reissue the comment in part. The statement that Mr. Kandalepas "will provide the entire $122,000 estimated to fund our operations…" followed by the statement that he is not obligated to do so appears to be contradictory. If you are wholly dependent upon funding from Mr. Kandalepas to meet your operating requirements but he has not committed to provide this funding and is not obligated to do so, please revise the discussion to clearly state these facts.

Revenues/Capital Sources, page 32

18. Please tell us the basis for your anticipated gross profits margins for your intended product line ranging from 40% to 60% or more. In this regard, we note the Protein Factory's affiliate program appears to pay affiliates 4% of each order received.

19. We note your response to prior comment 19 and your related expanded disclosure. In accordance with Item 10(b) of Regulation S-K, you may present your good faith assessment of your future performance if you have a reasonable basis for such an assessment. Your projections on page 33 predict approximately $950,000 in annual revenue. On page 24 you disclose 2009 industry Amino Acid revenue of $3.7 million for the U.S. and $11.4 million worldwide. Assuming annual industry revenue growth of 7% based on the NBJ estimates for sports nutrition industry growth, your projected sales would represent approximately 21% of total U.S. revenues and 7% of worldwide revenues. Please tell us how you determined that these assumptions are reasonable, whether you are including international sales in your estimates and if so, the break-down between revenue in the U.S. and other countries. In addition, please tell us how you determined the specific market for the five products you intend to offer, your market share, growth rate assumptions for each product, and the information for which you based your assumptions. If you are unable to provide a reasonable basis for your projections, please consider removing this information.

Financial Statements
General

20. Please update your financial statements as required by Item 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
   405 Airport Freeway, Suite 5
   Bedford, Texas 76021